EXHIBIT 99.3

                       [LOGO] VIKING ASSET MANAGEMENT, LLC

                          CONFIDENTIAL AND PROPRIETARY

July 9, 2007

River Capital Group, Inc.
7 Reid Street, Suite 312
Hamilton Bermuda, HM11
Attn: Mr. Howard Taylor
      Chief Executive Officer

Dear Mr. Taylor:

This letter of intent (this "LOI") confirms the understanding between The Longview Fund, L.P., a California limited partnership ("Longview"), of which Viking Asset Management, LLC ("Viking") is the investment advisor, and River Capital Group, Inc., a Delaware corporation (the "Company"), relating to the proposed exchange (the " Securities Exchange"), as outlined in the Summary of Terms and Conditions (the "Term Sheet") annexed hereto as Exhibit A, of securities to be owned by Longview in Sonterra Resources, Inc., a Delaware company ("Sonterra"), for securities of the Company, and the potential issuance of additional securities by the Company to Longview, also as set forth in the Term Sheet. Capitalized terms used in the Term Sheet without definition shall have the meanings ascribed to them in this LOI.

Sonterra is currently contemplating the acquisition of certain oil and gas exploration and development properties and related assets from companies principally engaged in oil and gas exploration and development (including Flash Gas & Oil Southwest, Inc. and Cinco Resources, Inc.) (collectively, the "Acquisitions"). Sonterra has been formed for the purpose of effecting the Acquisitions, and thereafter its business will consist of operating the acquired assets.

In order to finance and facilitate the Acquisitions, Longview is entering into a Securities Purchase Agreement, dated of even date herewith (the "Securities Purchase Agreement") with Sonterra, pursuant to which (and subject to the terms and conditions thereof) Longview has agreed to purchase (the "Investments") shares of common stock of Sonterra ("Sonterra Common Stock") for an aggregate amount of $9,990, certain senior secured notes in the principal amount of $322,500 (the "Deposit Notes"), certain senior secured notes in the principal amount of $5,990,010 (of which $322,500 will refinance the Deposit Notes) (the "Equity Acquisition Notes"), certain additional senior secured notes in the initial principal amount of up to $2,000,000(the "Non-Equity Notes") and warrants to purchase 50 shares (subject to adjustment) of Sonterra common stock (the "Sonterra Warrants"). The Investments are expected to provide substantially all the funds to enable Sonterra to consummate the Acquisitions and pay the fees and expenses incurred by Sonterra in connection with the Acquisitions. Upon consummation of the Acquisitions and Investments, the shares acquired by Longview will constitute 100% of the issued and outstanding capital stock of Sonterra, which will own and operate all the assets acquired in the Acquisitions.

This LOI sets forth the salient points of the Securities Exchange and the transactions related thereto. Except as expressly set forth herein, this LOI is non-binding and subject to the completion of legal and business due diligence by Longview, the fulfillment of certain conditions as set forth herein and the execution of definitive agreements as mutually acceptable to both parties.

1. Longview and the Company are contemplating the Securities Exchange in which Longview would exchange all its shares of Sonterra Common Stock and the Equity Acquisition Notes for shares of common stock of the Company ("RCG Common Stock") and would exchange the Sonterra Warrants for the warrants of the Company ("RCG Warrants"). Longview would also exchange all of the Non-Equity Notes for senior secured notes of the Company in an equal principal amount (the "Initial RCG Notes"). After giving effect of the Securities Exchange, the Company would own 100% of the issued and outstanding capital stock of Sonterra. The shares of RCG Common Stock to be acquired in the Securities Exchange would represent 85% of the outstanding shares of RCG Common Stock as of the consummation of the Securities Exchange (the "Closing"). The RCG Warrants would have a term of 5 years and be exercisable into a number of shares of RCG Common Stock equal to the quotient of $1,500,000 divided by the Exercise Price (as defined in the Term Sheet).

2. In order to enable and facilitate the Securities Exchange, the Company shall authorize and effect, as soon as practicable, a reverse stock split at a ratio acceptable to Longview, and prepare, file with the Securities and Exchange Commission (the "SEC") and distribute an information statement to the stockholders of the Company with respect thereto (and, to the extent required by the rules and regulations of the SEC, with respect to the Securities Exchange and the Acquisitions), to reduce the issued and outstanding number of its shares and therefore cause the Company to have available a sufficient number of authorized but unissued shares for issuance to Longview in the Securities Exchange. Consummation of the Securities Exchange will be conditioned on the implementation of the reverse stock split.

3. In addition to the reverse stock split described in Section 2, consummation of the Securities Exchange would be subject to a number of conditions, including, without limitation, the following: (i) satisfactory completion of a due diligence by Longview and Longview being satisfied in all respects with the due diligence review in its sole discretion; (ii) negotiation and execution of mutually acceptable definitive agreements and indemnities as more specifically described below; (iii) approval of the reverse stock split by Longview as holder of a majority of the Company's issued and outstanding common stock; (iv) approval of the Securities Exchange, the transactions related thereto and the related definitive agreements by the Company's Board of Directors; (v) receipt of all necessary consents and approvals of all third parties, including, without limitation, all applicable governmental entities; and (vi) any other customary conditions that may be reasonably requested by the parties hereto.

4. From and after the date hereof until the termination of this LOI in accordance with the terms hereof, the Company shall afford Longview's officers, partners, independent certified public accountants, legal counsel and other representatives reasonable access to the Company's properties, books, records and, upon notice and prior consent, personnel, in order that Longview may have full opportunity to make such investigation as it reasonably desires to make in connection with the Securities Exchange.

5. From and after the date hereof until 60 calendar days thereafter, each of Longview and the Company will not, and will cause its attorneys, agents and representatives not to, directly or indirectly, conduct any action to initiate, assist, solicit, receive, negotiate, encourage or accept any offer or inquiry from any person (i) to engage in any Business Combination (as defined below),
(ii) to reach any agreement or understanding (whether or not such agreement or understanding is absolute, revocable, contingent or conditional) for, or otherwise attempt to consummate, any Business Combination or (iii) to furnish or cause to be furnished any information with respect to it or any of its subsidiaries or affiliates to any person (other than as contemplated by this LOI) who it or any such subsidiary, affiliate or representative knows or has reason to believe is in the process of considering any Business Combination. If either Longview or the Company or any of its attorneys, agents and representatives receives from any person any oral or written offer, inquiry or informational request of the type referred to above, such party will promptly advise the other party in writing of such offer, inquiry or request and deliver a copy of any such written offer to the other party. As used herein, "Business Combination" shall mean any merger, consolidation or combination to which the Company or Sonterra is a party, any sale, dividend or other disposition of capital stock or other equity interest or exchange of capital stock or other securities of the Company or Sonterra or any sale, dividend or other disposition of all or substantially all of the assets and properties of the Company or Sonterra, except as contemplated hereby.

6. Longview understands and acknowledges that the Company is a public company, and that until the proposed Securities Exchange is made public, Longview and those whom Longview advise of the proposed Securities Exchange (which shall only be on a "need to know basis") may be privy to material inside information regarding the Company. Accordingly, Longview understands, and has apprised those of its officers and agents who know of the potential Securities Exchange and others to whom disclosure has been made by Longview, of the need for confidentiality. Longview is also aware, and confirms that its officers and agents to whom disclosure have been made by Longview are aware, that the securities laws of the United States prohibit any person who has material, non-public information concerning another party from purchasing or selling securities in reliance upon such information or from communicating such information to any other person or entity under circumstances in which it is reasonably foreseeable that such person or entity is likely to purchase or sell such securities in reliance upon such information. Nothing in this LOI shall constitute admission by either party that any information in fact contains material, non-public information. Neither party shall make any disclosure concerning these negotiations between the parties, this LOI, the Term Sheet or the Securities Exchange, without the prior mutual consent of the Company and Longview, except as may be required by law, regulation or subpoena (including, without limitation, Section 13(d) of the Securities Exchange Act of 1933, as amended, and the rules and regulations promulgated thereunder, as applicable to Longview and certain affiliates thereof). The parties agree that, to the extent reasonably feasible, they will advise and confer with each other prior to the issuance of any reports, statements or releases pertaining to this LOI or the proposed Securities Exchange. In addition, Longview agrees that except for the Securities Exchange, it will not, prior to the expiration or termination hereof, purchase or sell any securities of the Company.

7. This LOI will terminate 60 days after the date hereof, or earlier upon the mutual agreement of the Company and Longview.

8. It is understood that no party has any binding agreement with respect to the proposed Securities Exchange, other than those in Sections 4 through 9 of this LOI, unless and until definitive agreements containing the terms and conditions thereof have been signed and delivered by the parties, and that no party has any duty, expressed or implied, to execute and deliver any such agreement. Longview represents that its investment advisor, Viking, is authorized to execute and deliver the LOI on behalf of Longview and to bind Longview to the terms hereof, to the extent such terms are binding as set forth in paragraph 8. This LOI may be amended only in writing executed by the parties hereto. This LOI may be executed in counterparts each of which shall be deemed an original and all of which together shall constitute one agreement. Facsimile and other electrically transmitted signatures shall be acceptable in lieu of originals.

9. This LOI shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the conflict of laws rules thereof that would result in the application of the substantive laws of another jurisdiction.

Please have a duly authorized and directed representative of the Company execute this LOI confirm all of the foregoing and the Company's agreement in principle to the proposed terms of the Securities Exchange and the other transactions set forth in the attached Term Sheet.

[the remainder of this page is left blank and signatures appear on the following page]

We look forward to working with you.

                                        Sincerely,

                                        THE LONGVIEW FUND, L.P.

                                        By:  VIKING ASSET MANAGEMENT LLC
                                        Its: Investment Advisor


                                        --------------------------------
                                        By:  Robert J. Brantman
                                        Its: Managing Director

Agreed and accepted as of the       day of
July, 2007 by:

RIVER CAPITAL GROUP, INC.


--------------------------------
By:  Howard Taylor
Its: Chairman, President and Chief Executive Officer

As of the day of July, 2007, each of Sonterra Resources, Inc. and Michael J. Pawelek, Wayne A. Psencik and Sherry L. Spurlock (who were the initial stockholders, and are and will remain officers, of Sonterra and are to become employees of the Company upon consummation of the Securities Exchange) hereby acknowledges the understanding of The Longview Fund, L.P. and River Capital Group, Inc. set forth in this LOI and the attached Term Sheet and agrees to cooperate with such parties in connection with the Securities Exchange and the other transactions contemplated hereby and thereby and the negotiation, execution and delivery of documents and instruments relating thereto.

                                        SONTERRA RESOURCES, INC.


                                        --------------------------------
                                        By:
                                        Its:


                                        --------------------------------
                                        By: Michael J. Pawelek


                                        --------------------------------
                                        By: Wayne A. Psencik


                                        --------------------------------
                                        By: Sherry L. Spurlock

                    [Signature page to the Letter of Intent]

                         Summary of Terms and Conditions

                               Securities Exchange

Parties: River Capital Group, Inc. (the "Company") and The Longview Fund, L.P. ("Longview")

Securities Exchange and       o     Longview would exchange all its shares of
Additional Note Issuance:           Sonterra Common Stock and the Equity
                                    Acquisition Notes for shares of RCG Common
                                    Stock.

                              o     Longview would exchange the Sonterra
                                    Warrants for the RCG Warrants. The RCG
                                    Warrants would have a term of 5 years, be exercisable, at a price per share equal to the Exercise Price (as defined below), into an amount of the RCG Common Stock equal to the quotient of $1,500,000, divided by the Exercise Price (as defined below). The "Exercise Price" shall be equal to 110% of the quotient of $6,000,000 divided by the number of shares of RCG Common Stock issued to Longview in the Securities Exchange. The RCG Warrants will otherwise have substantially the same terms and conditions as the Sonterra Warrants (appropriately revised to reflect the Company's status as a public company).

                              o     After giving effect of the Securities
                                    Exchange, the Company would own 100% of the issued and outstanding capital stock of Sonterra.

                              o     The shares of RCG Common Stock to be
                                    acquired in the Securities Exchange would represent 85% of the outstanding shares of RCG Common Stock immediately following the Closing.

                              o The Company would issue new senior secured notes ("Initial RCG Notes") of the Company to Longview in exchange for the Non-Equity Notes issued by Sonterra to Longview, in the same aggregate principal amount of the Non-Equity Notes and on substantially the same terms and conditions as the Non-Equity Notes (appropriately revised to reflect the Company's status as a public company).

                              o The Company would assume or guarantee the obligations of Sonterra under the Securities Purchase Agreement.

                              o The Company would also have the rights in its discretion on a quarterly basis to require Longview to purchase up to an additional $2.0 million principal amount of notes (the "Additional RCG Notes"), which, when added to the principal amount of the Initial RCG Notes, would represent up to an aggregate of $10.0 million in principal amount of senior secured notes. The Additional RCG Notes and the Initial RCG Notes are referred collectively as the RCG Notes.

Security:                     The RCG Notes shall be secured by a first
                              perfected security interest on all tangible and intangible assets acquired by the Company and its subsidiaries, other than the assets of River
                              Capital Holdings Ltd. and River Reinsurance Ltd.
                              and any other subsidiaries engaged in or holding a license or other governmental authorization permitting it to engage in the insurance or reinsurance business (the "Insurance
                              Subsidiaries"), and a first perfected security interest on all other tangible and intangible assets now owned, and/or hereafter created or acquired by the Company or any of its subsidiaries, other than the Insurance
                              Subsidiaries, including but not limited to all accounts (excluding any funds held in escrow on behalf of third party joint interest owners), notes, securities of other entities, contracts receivable, inventory, machinery and equipment, land and buildings and general intangibles.

                              Longview would also receive a first perfected pledge of and security interest in 100% of the stock of, and a full and unconditional guaranty by, all subsidiaries (existing & future, direct and indirect) and affiliates, other than the Insurance Subsidiaries.

Company Early Redemption:     The Company, at any time after the Closing may
                              repay any or all outstanding RCG Notes in cash, at a price equal to 103% of par plus accrued Interest reducing by 1% annually until Maturity.

Reverse Stock Split:          The consummation of the Securities Exchange is
                              contingent on the successful implementation of the reverse stock split. The Company shall file, as soon as practicable, the Information Statement described in the LOI to which this Term Sheet is annexed.

Participation Rights:         During the period beginning at the Closing and
                              ending on the later of the 2nd anniversary of the Closing and sixty days after no RCG Notes remain outstanding, Longview will have the right to purchase up to 50% of all debt and/or equity/equity- linked financings offered by the Company (the "Participation Rights"). The
                              Participation Rights would be subject to certain standard exceptions to be discussed.

Registration Rights:          The Company and Longview will enter into a
                              registration rights agreement which will require the Company to file within 30 days from the Closing a registration statement to register the shares of RCG Common Stock underlying the RCG
                              Warrants. The registration statement shall become effective within 120 days from the Closing.
                              Longview will also have piggyback and demand registration rights with respect to the shares of RCG Common Stock acquired in the Securities
                              Exchange, as well as the shares underlying the RCG
                              Warrants. The filing of a registration statement for registration of the maximum number of shares permitted by the rules and policies of the SEC shall constitute compliance with the filing obligations.

Representations and           Customary for transactions of this nature with
Warranties:                   respect to the Company and all of its subsidiaries
                              existing and future, including but not limited to:

                              1.    Corporate existence and good standing.

                              2. Corporate and governmental authorization; no contravention.

                              3.    Enforceability and validity of all
                                    agreements. Validity, enforceability,
                                    perfection and priority of all security
                                    interests and liens granted to Longview.

                              4.    Capital structure and outstanding
                                    indebtedness.

                              5. Title to property; no encumbrances except permitted leases.

                              6.    Accuracy of information.

                              7.    Compliance with laws and regulations.

                              8.    No material litigation.

                              9.    Existence, incorporation, etc. of
                                    subsidiaries.

                              10.   Payment of taxes.

                              11.   Adequacy of insurance.

                              12.   Full disclosure.

Covenants:                    Customary covenant in transactions of this nature
                              (which shall be substantially similar to those contained in the Securities Purchase Agreement but will be appropriately modified to reflect the Company's status as a public company), including but not limited to:

                              Affirmative Covenants:

                              1. Maintain existence; conduct of business; public company status.

                              2.    Operation and maintenance of properties.

                              3.    Insurance.

                              4.    Compliance with laws, including public
                                    company filing obligations.

                              5.    Listing of Common Stock.

                              6. Additional collateral; title information; additional guarantors.

                              Negative Covenants:

                              1. Indebtedness and liens, other than permitted subordinated debt and permitted liens.

                              2. Dividend, distributions and redemptions; repayment of subordinated debt.

                              3.    Investments, loans and advances.

                              4. Sale of properties; sale or discount of receivables.

                              5. Merger or consolidations subject to standard exceptions.

                              6.    Sale of assets.

                              The covenants limiting the Company's ability to sell its properties, engage in merger or consolidations and sell assets shall contain exceptions expressly permitting the Company's sale of the Insurance Subsidiaries, a sale of such Insurance Subsidiaries' assets, or merger or consolidations of such Insurance Subsidiaries, in each case pursuant to a transaction in which the Company disposes its entire interest in the Insurance Subsidiaries.

Financial Covenants:          1.    Quarterly Revenue - From September 30, 2007
                                    to June 30, 2008, the Company's trailing 3 month quarterly revenue from all sales and services must be at least $300,000, and then at least $500,000 at all times thereafter until Maturity.

                              If the Company falls out of compliance with this covenant, the Company would be required to repay that amount of principal equivalent to the percentage of noncompliance. For instance, if on September 30, 2007 the Company's Quarterly Revenue is only 95% of "X" (to be determined) the Company would be 5% noncompliant, and required to repay 5% of the outstanding Notes.

                              2. BCFE - From the oil and gas properties that are subject to the first priority secured lien, the Company must maintain Total Proven Reserves (which includes PDP, PDNP and PUD reserves only) at each period set forth below at or above the number set forth opposite such period. Provided, however that the calculation may not include more than 40% of PUDs.

                              Period Ending                     BCFE
                              -------------                     ----

                              Date of first funding             2.0

                              Sept 30, 2007                     2.0

                              Dec 31, 2007                      4.0

                              March 31, 2008                    5.0

                              June 30, 2008 to Maturity         7.0

                              This covenant is measured quarterly, and in the event of noncompliance with any of the required BCFE amounts as of the applicable measurement date, the Company would be required to repay that amount of principal equivalent to the percentage of noncompliance. For instance, if on September 30, 2007 the Company's BCFE is equal to 1.90 instead of the required 2.0 BCFE, this would amount to 95% of the required reserve amount, in which case the Company would be 5% noncompliant, and required to repay 5% of the outstanding Notes.

                              3. PRV Ratio -From the oil and gas properties that are subject to the first priority secured lien, the Company must maintain a Proven Reserve Value Ratio ("PRV Ratio") during any period set forth below at or above the number set forth opposite such period. (The PRV Ratio would be calculated as follows: (actual PDP and PDNP mcfe x relevant hub spot price x 40%) + (actual PUD mcfe x relevant hub spot price x 15%) + (appraised value of pipeline systems and separation/tank farm facilities x 40% in year one and 20% in year two) + cash and cash equivalents + hydrocarbon receivables + market value of hedges less hedge margin collateral - hydrocarbon payables - accrued cash expenses - debt due within 1 year (excluding the RCG Notes) all divided by the outstanding RCG Notes.)

                                    Period Ending                   Ratio
                                    -------------                   -----

                                    Date of Closing                 1.0
                                    Sept 30, 2007                   1.0
                                    Dec 31, 2007                    1.25
                                    March 31, 2008                  1.5
                                    June 30, 2008 to Maturity       1.75

                              This covenant is measured quarterly, and the Company would be required on a quarterly basis to repay that amount of principle necessary to remain in compliance with the above ratio.

                              These covenants will be substantially identical to those contained in the Non-Equity Notes to be issued by Sonterra, provided that for any 3 month measurement period encompassing both the period prior to the Closing and the period after the Closing, the Company's achievement of the quarterly revenue covenant shall be determined by reference to the sum of the Company's actual revenue for the portion of the measurement period occurring after the Closing plus the pro forma combined revenue of the Company and Sonterra for the portion of such measurement period occurring prior to the Closing.

Post-closing Covenant:        o     The Company shall divest the Insurance
                                    Subsidiaries as soon as reasonably
                                    practicable after the Closing in
                                    consideration of the purchaser of such
                                    subsidiary assuming all of the liabilities of such subsidiaries.

                              o The Company shall file a Form 8-K (including all required financial and other information, as such required financial information may be subject to modifications pursuant to the policies of the SEC staff) with the SEC within the prescribed time period after the Closing.

Officer Option Pool:          At the Closing, a management incentive option pool
                              shall be established covering a number of options equal to 20% of the number of shares of Common
                              Stock outstanding immediately following the
                              Closing (the "Options"). The Options will be issued in three tranches and the Options in each tranche will vest 1/3 on each of the first three anniversaries following the Closing. One tranche of Options will have an exercise price equal to the "fair value" of the RCG Common Stock as of the Closing, as determined by Longview (the "Initial
                              Option Exercise Price"), the second tranche will have an exercise price equal to 130% of the Initial Option Exercise Price and the third tranche will have an exercise price equal to 150% of the Initial Option Exercise Price. The Options will be allocated among management as set forth on
                              Schedule I hereto. The other terms of the Options and the option plan under which the Options are issued shall be acceptable to Longview.

Employment Agreements:        At Closing, the Company will enter into employment
                              agreements with each of Michael J. Pawelek, Wayne
                              A. Psencik and Sherry L. Spurlock (the
                              "Principals"), which employment agreement shall be in a form acceptable to Longview and the Principals and which shall include customary terms and provisions, including customary non-compete and non-solicitation provisions.

Term Sheet:                   This Term Sheet sets forth the contemplated terms
                              for the transaction described herein, This Term
                              Sheet does not create any legally binding obligation of the Investors (or any of their affiliates) or a commitment to provide the financing described in this Term Sheet. Any such transaction shall be subject to satisfactory completion of due diligence as determined by the Investors, the satisfaction of all closing conditions, the execution and delivery of the definitive agreements and there being no material adverse change in the business, assets, results of operations condition (financial or otherwise), credit worthiness or prospects of the Company or the financial markets.